UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January, 2014

COMMISSION FILE NO. 000-29338

CARDIOME PHARMA CORP.

(formerly NORTRAN PHARMACEUTICALS INC.)

____________________________________________

(Translation of Registrant’s name into English)

Suite 405, 6190 Agronomy Rd

Vancouver, British Columbia, V6T 1Z3, CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.

Yes *	No ☒

This Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statements on Form F-10 (File No. 333-137935), Form F-3 (File No. 333-131912), Form S-8 (333-136696) and Form S-8 (333-125860).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.

Date: January 29, 2014	/s/ JENNIFER ARCHIBALD
Jennifer Archibald
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Business Acquisition Report
99.2	Schedule A - Correvio’s FY12 financial statement
99.3	Schedule B - Correvio’s Q3 2013 financial statement
99.4	Schedule C - Pro Forma Financial Statement